Mail Stop 4561

April 4, 2008

VIA USMAIL and FAX (516) 773-2770

Mr. George Zweier
Vice President and Chief Financial Officer
BRT Realty Trust
60 Cutter Mill Road
Great Neck, New York 11021

> **Re:** **BRT Realty Trust**
> **Form 10-K as of September 30, 2007**
> **Filed December 14, 2007**
> **File No. 001-07172**

Dear Mr. George Zweier:

We have reviewed your response letter dated March 27, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2007

General

1.   Please provide in writing, a statement acknowledging that:
- The company is responsible for the adequacy and accuracy of the disclosures in the filings;
- Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1. Business

Our Loan Portfolio, page 4

2.   We have read your response to comment one.   We note that the individual controlling these borrowing entities became incapacitated in May 2007 and the guardian appointed by the Court is seeking to complete an orderly sale of the assets securing your loans. These facts appear to indicate the possibility of impairment.   Tell us how you considered paragraphs 8 – 10 of SFAS 114 in determining that these loans were not impaired at December 31, 2007. You should include discussion of the major terms of these loan agreements and any other factors considered in determining that these loans were not impaired.

Financial Statements and Notes

Note 4 – Investments In Unconsolidated Joint Ventures At Equity

BRT Funding LLC, page F-15

3.   We have read your response to comment 10. Please clarify to us how you considered the criteria in paragraph 5(c) of FIN 46(R) in determining that the joint venture was not a variable interest entity. Specifically, please clarify whether or not the registrant is the investor with disproportionately few voting rights and if it is, clarify how you determined that substantially all the joint venture's activities did not involve and were not conducted on the registrant's behalf. As disclosed on page 7, we note that the joint venture entity is engaged in the business of investing in short-term commercial real estate loans, which is similar to your own business.   In addition, the BRT member is the managing member of the joint venture entity.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime G. John, at (202) 551-3446 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant